PRUDENTIAL INVESTMENT PORTFOLIOS 2
Prudential Institutional Money Market Fund

(the “Fund”)

Supplement dated June 13, 2017
to the Prospectus and Statement of Additional Information Dated July 18, 2016

1.	The following disclosure is added to the Fund’s Prospectus under the caption “How the Fund Invests—Investment Objectives and Policies”:

Certificates of deposit, time deposits, bankers' acceptances and bank notes are obligations issued by or through a bank. These instruments depend upon the strength of the borrowing bank to give investors comfort that the borrowing will be repaid when promised. The Fund may invest without limit in obligations of US banks and may concentrate in the banking industry. Obligations of US branches of foreign banks and foreign branches of US banks may be considered obligations of US banks if they meet certain requirements.

2.	The following disclosure is added to the Fund’s Statement of Additional Information under the caption “Description of the Fund, Investments & Risks—Fund Classification, Investment Objectives & Policies”:

BANK OBLIGATIONS. The Fund may invest in obligations issued by or through banks, including certificates of deposit, time deposits, bankers’ acceptances, bank notes and other similar obligations, and may invest without limit in obligations of US banks and may concentrate in the banking industry. Obligations of US branches of foreign banks and foreign branches of US banks may be considered obligations of US banks if they meet certain requirements.

US banks organized under federal law are supervised and examined by the Comptroller of the Currency and are required to be members of the Federal Reserve System and to be insured by the Federal Deposit Insurance Corporation (“FDIC”). US banks organized under state law are supervised and examined by state banking authorities and are members of the Federal Reserve System only if they elect to join. However, state banks which are insured by the FDIC are subject to federal examination and to a substantial body of federal law and regulation. As a result of federal and state laws and regulations, US branches of US banks, among other things, are generally required to maintain specified levels of reserves, and are subject to other supervision and regulation designed to promote financial soundness.

The provisions of federal law governing the establishment and operation of US branches do not apply to non-US branches of US banks. The Fund may purchase obligations of non-US branches of US banks which were established with the approval of the Board of Governors of the Federal Reserve System (the “Board of Governors”). As a result of such approval, these branches are subject to examination by the Board of Governors and the Comptroller of the Currency. In addition, such non-US branches of US banks are subject to the supervision of the US bank and creditors of the non-US branch are considered general creditors of the US bank subject to whatever defenses may be available under the governing non-US law and to the terms of the specific obligation. Nonetheless, the Fund generally will be subject to whatever risk may exist that the non-US country may impose restrictions on payment of certificates of deposit or time deposits.

US branches of non-US banks are subject to the laws of the state in which the branch is located or to the laws of the United States. Such branches are therefore subject to many of the regulations, including reserve requirements, to which US banks are subject.

Obligations of foreign branches of domestic banks and of foreign branches of foreign banks, such as certificates of deposit and time deposits, may be general obligations of the parent bank in addition to the issuing branch, or may be limited by the terms of a specific obligation or by governmental regulation. Such obligations are subject to many of the same risks as those of domestic banks or domestic branches of foreign banks. They are also subject to risks such as foreign economic and political developments, foreign governmental restrictions that may adversely affect payment of principal and interest on the obligations, foreign exchange controls and foreign withholding and other taxes on interest income. Foreign branches of domestic banks and foreign branches of foreign banks are not necessarily subject to the same or similar regulatory requirements that apply to domestic banks, such as mandatory reserve requirements, loan limitations and accounting, auditing and financial record keeping requirements. In addition, less information may be publicly available about a foreign branch of a domestic bank or about a foreign bank than about a domestic bank.